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03012268

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH. D.C. 165

SEC FILE NUMBER
8-35079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 WILLIAM PENN WAY
(No. and Street)

LANCASTER	PA	17605-0008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DERRY YOUNG (717) 299-5284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
(Name – *if individual, state last, first, middle name*)

1685 CROWN AVENUE	LANCASTER	PA	17601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10

OATH OR AFFIRMATION

I, DERRY YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGH SECURITIES, LTD., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Derry L Young
Vice President
High Investors, Ltd.

Title

Karen M. Edwards
Notary Public

Notarial Seal
Karen M. Edwards, Notary Public
East Lampeter Twp., Lancaster County
My Commission Expires Oct. 21, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beard Miller
Company LLP
Certified Public Accountants and Consultants

Board of Directors
High Securities, Ltd.
Lancaster, Pennsylvania

Independent Auditor's Report

We have audited the accompanying balance sheets of High Securities, Ltd. (a Pennsylvania S-Corporation) as of December 31, 2002 and 2001, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Securities, Ltd. as of December 31, 2002 and 2001, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 16, 2003

High Securities, Ltd.

BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$199,087	$236,211
Prepaid taxes	399	0
Total current assets	$199,486	$236,211
Investments	3,300	3,300
Total Assets	$202,786	$239,511
LIABILITY AND STOCKHOLDER'S EQUITY		
Current Liability - Accrued expenses	$ 1,045	$ 471
Stockholder's Equity:		
Common stock, 1¢ par value - 10,400 shares authorized and issued	$ 104	$ 104
Paid-in capital	14,001	14,001
Retained earnings	214,031	251,330
Less: Cost of treasury stock (3,016 shares)	(26,395)	(26,395)
Total stockholder's equity	$201,741	$239,040
Total Liability and Stockholder's Equity	$202,786	$239,511

See notes to financial statements

High Securities, Ltd.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions and fees	$ 38,250	$190,431
Interest	573	1,799
Total revenue	$ 38,823	$192,230
Expenses:		
Insurance	$ 128	$ 39
Legal and professional	6,474	5,742
Office and administrative	62,049	152,082
Pennsylvania capital stock tax	301	1,109
Regulatory fees	7,170	6,418
Total expenses	$ 76,122	$165,390
Net income (loss)	($ 37,299)	$ 26,840

See notes to financial statements

High Securities, Ltd.

STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Retained earnings - beginning of year	$251,330	$224,490
Net income (loss)	(37,299)	26,840
Retained earnings - end of year	$214,031	$251,330

See notes to financial statements

High Securities, Ltd.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating Activities:		
Net income (loss)	($ 37,299)	$ 26,840
Decrease in accounts receivable - related party	0	2,500
Increase in prepaid taxes	(399)	0
Increase in accrued expenses	574	173
Net cash provided by (used in) operating activities	($ 37,124)	$ 29,513
Cash and cash equivalents - beginning of year	236,211	206,698
Cash and cash equivalents - end of year	$199,087	$236,211

See notes to financial statements

High Securities, Ltd.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1: Company Operations

The Company was formed on October 17, 1985, for the purpose of registering as a broker-dealer selling interests in direct participation and capital raising programs.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

By consent of its stockholder, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for individual federal and state income taxes on the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2002 or 2001 and, consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $198,042 and $235,740, respectively, which was $193,042 in excess of its required net capital of $5,000 in 2002, and $230,740 in excess of its required net capital of $5,000 for 2001. The Company's aggregate indebtedness to net capital ratio was .005 to 1 in 2002 and .002 to 1 in 2001.

NOTE 4: Investments

During 2000, the Company purchased 300 warrants of the NASDAQ STOCK MARKET, INC. for $3,300. The warrants are exercisable in four tranches from June 2003 to June 2006. These warrants are valued at cost which approximates market value as of December 31, 2002 and 2001.

High Securities, Ltd.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE 5: Related Party Transactions

The Company's commission and fee revenue for 2002 and 2001 was derived from selling interests in related parties' direct participation and capital raising programs. These related parties are in a position to, and in the future may, influence the revenue volume of High Securities, Ltd. for the benefit of another company in a related line of business.

High Securities, Ltd. has a contract with a related party to receive various administrative services. Total expense related to this contract for 2002 and 2001 was $60,000 and $150,000, respectively.

The agreements between the Company and related parties are not the result of arms-length negotiations.

NOTE 6: Cash Risk

At times during the years ended December 31, 2002 and 2001, cash balances may have exceeded the federally insured limit of $100,000.

Beard Miller Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
High Securities, Ltd.
Lancaster, Pennsylvania

We have audited the financial statements of High Securities, Ltd. (a Pennsylvania S-Corporation) for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 16, 2003. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

In connection with our audits, we have also audited the supplementary schedules of the Financial and Operational Combined Uniform Single Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, we have performed a reconciliation pursuant to Rule 17a-5(d)(4) and no material differences were noted. We also determined that High Securities, Ltd., during the years ended December 31, 2002 and 2001, was in compliance with the exemptive provisions of Rule 15c3-3, (k)(2)(i) in that it carried no margin accounts, promptly transmitted all customer funds, and held no funds or securities for, nor owed money nor securities to, its customers.

The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 16, 2003

Schedule I

High Securities, Ltd.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

	2002	2001
Total Stockholder's Equity	$201,741	$239,040
Less non-allowable assets:		
Prepaid taxes	399	0
Investments	3,300	3,300
Net Capital	$198,042	$235,740

Beard Miller Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report on
Internal Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
High Securities, Ltd.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of High Securities, Ltd. (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 16, 2003